Greenfire Resources Ltd.

1900 – 205 5th Avenue SW

Calgary, Alberta T2P 2V7

September 27, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention: Cheryl Brown

Greenfire Resources Ltd.
Registration Statement on Form F-3 (File No. 333-282275)

Ladies and Gentlemen:

Greenfire Resources Ltd., a Canadian corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form F-3, File No. 333-282275, to 4:00 p.m., Eastern time, on October 1, 2024 or as soon thereafter as practicable.

Please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP, special counsel to the Company, if you have any questions or concerns regarding this matter.

Sincerely,

Greenfire Resources Ltd.

By:	/s/ Tony Kraljic
	Name:	Tony Kraljic
	Title:	Chief Financial Officer

cc:	Christopher J. Cummings

Paul, Weiss, Rifkind, Wharton & Garrison LLP